FIRST COMMUNITY CORPORATION
809 WEST MAIN STREET
P.O. BOX 820
ROGERSVILLE, TENNESSEE 37857
Telephone: (423) 272-5800
Facsimile: (423) 272-1962

July 25, 2005

VIA EDGAR AND OVERNIGHT COURIER

Mr. George Ohsiek
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	First Community Corporation
Form 10-KSB for Fiscal Year Ending December 31, 2004
Filed March 31, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Filed May 16, 2005
Commission’s File No. 0-25972

Dear Mr. Ohsiek,

     First Community Corporation acknowledges receipt of your letter dated July 14, 2005, and we are filing today via EDGAR an amended annual report for the fiscal year ending December 31, 2004, on Form 10-KSB/A to amend the company’s annual report originally filed on March 31, 2005, to conform to the request in your letter. We have addressed your comments with additional detail below.

     Form 10-KSB for Fiscal Year Ended December 31, 2004

     Report of Independent Registered Public Accounting Firm, page F-1

      In response to the Staff’s comments, we have discussed the Staff’s request with Crowe Chizek and Company LLC, the independent registered public accounting firm who delivered the report, and have obtained from that firm a revised report that refers to “the standards of the Public Company Accounting Oversight Board (United States)” in accord with PCAOB Auditing Standard No. 1. The amended annual report we are filing today amends Item 7 in order to re-file the revised report of Crowe Chizek and Company LLC as you requested. Enclosed with the overnight package is a signed copy of the

Mr. George Ohsiek
July 25, 2005

revised report from Crowe Chizek and Company LLC for your reference and a copy of the amended annual report on Form 10-KSB/A as filed via EDGAR.

     In your letter you also asked that the following be acknowledged on behalf of First Community Corporation in connection with the response to the Commission Staff’s comments:

1.	First Community Corporation acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Commission Staff comments or changes to disclosures by First Community Corporation in response to Staff comments do not foreclose the Commission from any action with respect to the filing; and

3.	First Community Corporation may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding this filing, please do not hesitate to contact the undersigned, or our counsel in Nashville, Trace Blankenship, at Bone McAllester Norton PLLC (615/238-6331).

Sincerely,
FIRST COMMUNITY CORPORATION

By:	/s/ Mark A. Gamble

Mark A. Gamble
President

Enclosures (2)

Copy:	Sarah Goldberg, Securities and Exchange Commission (with enclosures)
Trace Blankenship, Bone McAllester Norton, PLLC (with enclosures)
Jack F. Stringham, Bone McAllester Norton, PLLC (with enclosures)